Exhibit 99.2

Baytex Energy Trust
Q4 2009 MD&A

Baytex Energy Trust
Management’s Discussion and Analysis
For the three months and year ended December 31, 2009
Dated March 10, 2010

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months and year ended December 31, 2009. This information is provided as of March 10, 2010. In this MD&A, references to “Baytex”, the “Trust”, “we”, “us” and “our” and similar terms refer to Baytex Energy Trust and its subsidiaries on a consolidated basis, except where the context requires otherwise. The fourth quarter results have been compared with the corresponding period in 2008. This MD&A should be read in conjunction with the Trust’s audited consolidated comparative financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, and the Annual Information Form (“AIF”) for the year ended December 31, 2009. The Trust’s audited consolidated comparative financial statements, MD&A and AIF for the year ended December 31, 2009 will be filed in late March 2010. These documents and additional information about the Trust will be available on SEDAR at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except for percentage and per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles (“GAAP”) in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Trust’s determination of funds from operations may not be comparable with the calculation of similar measures for other entities. The Trust considers funds from operations a key measure of performance as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Distributions”.

Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial instrument gains or losses)), the principal amount of long-term debt and the balance sheet amount of the convertible debentures.

Operating netback is a non-GAAP metric used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product. There is no standardized measure of operating netbacks and therefore operating netback as presented may not be comparable to similar measures presented by other companies. Operating netback is equal to product revenue less royalties, operating expenses and transportation expenses divided by a barrel of oil equivalent.

Outlook – Economic Environment

The current economic environment continues to show signs of recovery from the recent financial crisis. This improving economic backdrop has contributed to the recent relative strength in oil prices. Sustaining this recent improvement in oil prices will depend on a combination of demand stabilization through economic recovery and natural production declines around the world due to reduced capital investment. In this economic environment Baytex is focused on the following objectives: preserving balance sheet strength and liquidity, maintaining and where possible, profitably expanding its productive capacity and delivering a sustainable distribution to its unitholders.

Baytex Energy Trust
Q4 2009 MD&A

Results of Operations

Production

	Three Months Ended December 31			Years Ended December 31
Daily Production	2009	2008	Change	2009	2008	Change
Light oil and NGL (bbl/d)	6,541	7,803	(16%)	6,937	7,575	(8%)
Heavy oil (bbl/d) (1)	26,423	24,635	7%	24,678	23,530	5%
Natural gas (mmcf/d)	58.5	57.6	2%	58.6	54.8	7%
Total production (boe/d)	42,713	42,035	2%	41,382	40,239	3%

Production Mix
Light oil and NGL	15%	19%	(21%)	17%	19%	(11%)
Heavy oil	62%	59%	5%	60%	58%	3%
Natural gas	23%	22%	5%	23%	23%	0%

(1) Heavy oil sales may differ from reported production volumes due to adjustments to Baytex's heavy oil inventory. For the fourth quarter ended December 31, 2009, heavy oil sales were 275 bbl/d higher than production volumes (Q4/2008 – increase of 345 bbld/). In the year ended December 31, 2009 heavy oil sales were 91 bbl/d lower than production volume (December 31, 2008 - increase of 300 bbl/d).

Production for the three months ended December 31, 2009 totaled 42,713 boe/d compared to 42,035 boe/d for the same period in 2008. Light oil and natural gas liquids (“NGL”) production for the fourth quarter of 2009 decreased by 16% to 6,541 bbl/d from 7,803 bbl/d a year earlier due to production declines on conventional fields in Alberta and British Columbia. Heavy oil production for the fourth quarter of 2009 increased by 7% to 26,423 bbl/d from 24,635 bbl/d a year ago due primarily to the acquisition of producing assets in southwest Saskatchewan on July 30, 2009. Natural gas production increased by 2% to 58.5 mmcf/d for the fourth quarter of 2009, as compared to 57.6 mmcf/d for the same period last year primarily due to the acquisition of producing assets in southwest Saskatchewan.

Total production for the year ended December 31, 2009 was 41,382 boe/d, a 3% increase from the year ended December 31, 2008 of 40,239 boe/d. For the year ended December 31, 2009, light oil and NGL production decreased by 8% to 6,937 bbl/d from 7,575 bbl/d last year due to production declines on conventional fields in Alberta and British Columbia. Heavy oil production for the year ended December 31, 2009 increased by 5% to 24,678 bbl/d compared to 23,530 bbl/d for 2008. Natural gas production increased by 7% to 58.6 mmcf/d for 2009 compared to 54.8 mmcf/d for 2008.  The increase in production of both heavy oil and natural gas during 2009 was due primarily to the acquisition of producing assets in southwest Saskatchewan on July 30, 2009.

Commodity Prices

Crude Oil

In January 2009, as the global financial crisis deepened and most of the world’s economies contracted, the price of oil (West Texas Intermediate, or “WTI”) hit a low of US$32.70/bbl. However, as it became clear that the Organization of the Petroleum Exporting Countries (“OPEC”) was largely adhering to its December 2008 pledge to curtail production by 4.2 million barrels per day, oil prices began an erratic but sustained increase that continued for the balance of 2009. Although global oil demand remained substantially below 2008 levels and global petroleum inventories remained high, particularly in the Organization for Economic Co-operation and Development (“OECD”) countries, oil demand growth from non-OECD countries helped support oil prices as 2009 progressed. WTI reached a high of US$82.00/bbl in October 2009, capping a near US$50/bbl oil price increase from the low in January. As shown in the table below, the average price of WTI for the year ended December 31, 2009 was US$61.80/bbl, and the average for the fourth quarter of 2009 was US$76.19/bbl. These prices are 38% lower and 31% higher, respectively, than the corresponding periods in 2008.

Compared to the volatility of WTI prices in 2009, the relative value of the Western Canadian Select (“WCS”) heavy crude oil blend was less volatile than in 2008. As shown in the table below, the WCS differential averaged 16% for the fourth quarter of 2009 and for the year ended December 31, 2009, a significant improvement versus the respective 2008 discounts of 35% and 22%. This improvement in heavy oil differentials resulted from a number of North American and global supply and demand factors, including increased demand from North American and Asian refineries that have been reconfigured to run more heavy oil, reduced output of heavy oil by traditional suppliers such as Mexico, and sufficient pipeline capacity from Canada to the U.S. to ensure access to a growing number of refineries.

Baytex Energy Trust
Q4 2009 MD&A

Natural Gas

In contrast to oil’s upward price trend in 2009, natural gas prices declined for much of the year as reflected in the table below. The average AECO price during 2009 was $4.14/mcf versus $8.13/mcf in 2008. In the fourth quarter of 2009 AECO prices averaged $4.23/mcf compared to $6.79/mcf in the same quarter of 2008. The main drivers of the decline in natural gas prices in 2009 were two-fold: reduced demand by U.S. commercial and industrial consumers due to the economic downturn and sustained production from shale gas drilling. Although natural gas directed drilling activity declined significantly with the U.S. financial crisis, increased well productivity from horizontal drilling and multi-stage fracturing largely mitigated the reduced level of drilling activity. As a result, North American natural gas storage entered the winter of 2009/2010 at record levels, which depressed prices. Natural gas prices did rally in late 2009, due to the effects of sustained cold weather across much of the U.S. and Canada.

	Three Months Ended December 31			Years Ended December 31
Benchmark Averages	2009	2008	Change	2009	2008	Change
WTI oil (US$/bbl) (1)	$76.19	$58.35	31%	$61.80	$99.59	(38%)
WCS heavy (US$/bbl) (2)	$64.07	$39.60	62%	$52.14	$79.59	(34%)
Heavy oil differential (3)	(16%)	(35%)	(54%)	(16%)	(22%)	(27%)
USD/CAD exchange rate	0.9467	0.8247	15%	0.8760	0.9371	(7%)
Edmonton par oil ($/bbl)	$76.73	$63.94	20%	$66.20	$102.86	(36%)
AECO gas price ($/mcf) (4)	$4.23	$6.79	(38%)	$4.14	$8.13	(49%)

Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$62.68	$55.31	13%	$54.25	$88.92	(39%)

Heavy oil ($/bbl) (5) (6)	$62.44	$39.49	58%	$55.01	$72.84	(24%)
Physical forward sales contracts gain (loss) ($/bbl)	(5.20)	(0.56)	829%	(5.13)	(7.62)	(33%)
Heavy oil, net ($/bbl)	$57.24	$38.93	47%	$49.88	$65.22	(24%)

Total oil and NGL, net ($/bbl)	$58.31	$42.83	36%	$50.85	$70.94	(28%)

Natural gas ($/mcf) (6)	$4.64	$6.89	(33%)	$4.09	$8.11	(50%)
Physical forward sales contracts gain (loss) ($/mcf)	0.23	0.16	44%	0.26	(0.19)	(237%)
Natural gas, net ($/mcf)	$4.87	$7.05	(31%)	$4.35	$7.92	(45%)

Summary
Weighted average ($/boe) (6)	55.15	42.85	29%	48.23	71.49	(33%)
Physical forward sales contracts gain (loss) ($/boe)	(3.44)	(0.14)	2,357%	(3.23)	(5.83)	(45%)
Weighted average, net ($/boe)	$51.71	$42.71	21%	$45.00	$65.66	(31%)

(1) WTI refers to the calendar monthly average based on Nymex prompt month WTI.
(2) WCS refers to the posting price of the benchmark heavy oil price.
(3) Heavy oil differential refers to the WCS discount to WTI.
(4) AECO refers to the AECO monthly published Canadian Gas Price Reporter posting.
(5) Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.
(6) Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage heavy oil). The above table excludes impact of financial instruments.

During the fourth quarter, Baytex’s average sales price for light oil and NGL was $62.68/bbl, up 13% from $55.31/bbl compared to the fourth quarter of 2008. Baytex’s realized heavy oil price during the fourth quarter, prior to physical forward sales contracts, was $62.44/bbl, or 92% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the fourth quarter was $57.24/bbl, up 47% from $38.93/bbl in the fourth quarter of 2008.  Baytex’s realized natural gas price during the fourth quarter was $4.64/mcf, prior to physical forward sales contracts, and $4.87/mcf inclusive of physical forward sales contracts.

For the full year 2009, Baytex’s average sales price for light oil and NGL was $54.25/bbl, down 39% from $88.92/bbl in 2008. Baytex’s realized heavy oil price in 2009, prior to physical forward sales contracts was $55.01/bbl, or 92% of the benchmark WCS price. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price in 2009 was $49.88/bbl, down 24% from $65.22/bbl in 2008.  Baytex’s realized natural gas price in 2009 was $4.09/mcf, prior to physical forward sales contracts, and $4.35/mcf inclusive of physical forward sales contracts.

Baytex Energy Trust
Q4 2009 MD&A
Revenue

	Three Months Ended December 31			Years Ended December 31
($ thousands except for %)	2009	2008	Change	2009	2008	Change
Oil revenue
Light oil and NGL	$37,718	$39,703	(5%)	$137,379	$246,516	(44%)
Heavy oil	140,587	89,464	57%	447,674	568,841	(21%)
Total oil revenue	178,305	129,167	38%	585,053	815,357	(28%)
Natural gas revenue	26,202	37,342	(30%)	93,132	158,845	(41%)
Total oil and gas revenue	204,507	166,509	23%	678,185	974,202	(30%)
Sulphur revenue	80	860	(91%)	786	6,820	(88%)
Other income	19	-	100%	77	2,000	(96%)
Sales of heavy oil blending diluent	33,375	32,521	3%	110,772	176,696	(37%)
Total petroleum and natural gas sales	$237,981	$199,890	19%	$789,820	$1,159,718	(32%)

Petroleum and natural gas sales increased 19% to $238.0 million for the fourth quarter of 2009 from $199.9 million for the same period in 2008. On a sales per unit basis, heavy oil sales for the three months ended December 31, 2009 were 275 bbl/d higher (three months ended December 31, 2008 – 345 bbl/d higher) than the production for the period due to changes in inventory. The corresponding number for the year ended December 31, 2009 was a decrease of 91 bbl/d (year ended December 31, 2008 – an increase of 300 bbl/d).

For the year ended December 31, 2009, light oil and NGL revenue decreased 44% from the same period last year due to a 39% decrease in wellhead prices and an 8% decrease in sales volume. Revenue from heavy oil decreased 21% percent due to a 24% decrease in wellhead prices, offset by a 5% increase in volumes. Revenue from natural gas decreased 41% compared to 2008 primarily due to a 45% decrease in realized commodity price offset by a 7% increase in production.

During the current quarter, sulphur production averaged 33.9 tonnes per day with an average price of $26 per tonne, as compared to 69.4 tonnes per day with an average price of $131 per tonne during the same period last year. For the year ended December 31, 2009, sulphur production averaged 45.9 tonnes per day with an average price of $47 per tonne, as compared to 48.9 tonnes per day with an average price of $381 per tonne in 2008.

Royalties

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2009	2008	Change	2009	2008	Change
Royalties	$40,367	$31,690	27%	$130,715	$207,522	(37%)
Average royalty rate (1)	19.7%	18.9%	4%	19.3%	21.2%	(9%)
Royalty expenses per boe	$10.21	$8.13	26%	$8.67	$13.99	(38%)

(1) Royalty rate excludes sales of heavy oil blending diluents and the effects of financial instruments.

Total royalties increased to $40.4 million for the fourth quarter of 2009 from $31.7 million in the fourth quarter of 2008. Total royalties for the fourth quarter of 2009 were 19.7% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent and other), as compared to 18.9% for the same period in 2008. For the fourth quarter of 2009, royalties were 21.1% of sales for light oil, NGL and natural gas, as compared to 22.7% for the fourth quarter of 2008. Royalties for heavy oil were 19.2% of sales (excluding sales of heavy oil blending diluent and other) for the fourth quarter of 2009, as compared to 15.6% for the fourth quarter of 2008. Royalties are generally based on well productivity and market index prices in the period, with rates increasing as price and well productivity increase. The overall increase in royalty rates was due to a higher percentage of production from heavy oil resulting in a higher royalty rate compared to the fourth quarter of 2008.

For the year ended December 31, 2009, royalties decreased to $130.7 million from $207.5 million for 2008. Total royalties for 2009 were 19.3% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent and other), as compared to 21.2% for 2008. For 2009, royalties were 20.5% of revenue for light oil, NGL and natural gas (2008 – 23.0%) and 18.7% for heavy oil (excluding sales of heavy oil blending diluent and other), (2008 – 19.8%). The decrease of 9% in the overall royalty rate is primarily due to lower commodity prices and new Alberta royalty incentive programs. Certain additional credits earned under the Alberta Royalty Drilling Credit program which are based on drilling activity and drilling depths are recorded as a reduction to capital expenditures, rather than as a reduction in royalties.

Baytex Energy Trust
Q4 2009 MD&A

Financial Instruments

	Three Months Ended December 31			Years Ended December 31
($ thousands)	2009	2008	Change	2009	2008	Change
Realized gain (loss) on financial instruments (1)
Crude oil	$7,609	$4,490	$3,119	$62,076	$(51,367)	$113,443
Natural gas	351	-	351	3,565	-	3,565
Foreign currency	6,970	(6,660)	13,630	15,177	(8,734)	23,911
Total	$14,930	$(2,170)	$17,100	$80,818	$(60,101)	$140,919

Unrealized gain (loss) on financial instruments (2)
Crude oil	$(12,743)	$82,144	$(94,887)	$(77,093)	$115,910	$(193,003)
Natural gas	1,458	-	1,458	(1,142)	-	(1,142)
Foreign currency	280	4,367	(4,087)	23,804	4,007	19,797
Interest swaps	1,775	-	1,775	(379)	-	(379)
Total	$(9,230)	$86,511	$(95,741)	$(54,810)	$119,917	$(174,727)

Total gain (loss) on financial instruments
Crude oil	$(5,134)	$86,634	$(91,768)	$(15,017)	$64,543	$(79,560)
Natural gas	1,809	-	1,809	2,423	-	2,423
Foreign currency	7,250	(2,293)	9,543	38,981	(4,727)	43,708
Interest swaps	1,775	-	1,775	(379)	-	(379)
Total	$5,700	$84,341	$(78,641)	$26,008	$59,816	$(33,808)

(1) Realized gain (loss) on financial instruments represents actual cash settlement or receipts under the respective financial instruments.
(2) Unrealized gain (loss) on financial instruments represents the change in fair value of the financial instruments during the period.

The total gain on financial instruments for the fourth quarter was $5.7 million, as compared to a gain of $84.3 million in the fourth quarter of 2008. This includes realized gains of $14.9 million and unrealized mark-to-market losses of $9.2 million for the fourth quarter of 2009 as compared to $2.2 million in realized losses and $86.5 million in unrealized gains in the three months ended December 31, 2008. The significant unrealized gain in the three months ended December 31, 2008 was due to the decline in the commodity prices when compared to the end of the third quarter of 2008.

The gain on financial instruments for the year ended December 31, 2009 was $26.0 million compared to a gain of $59.8 million in 2008. The realized gain of $80.8 million in 2009 is mostly attributable to crude oil and foreign currency contracts. The 2009 realized gain is offset by unrealized mark-to-market losses of $54.8 million compared to $60.1 million in realized losses and $119.9 million in unrealized gains in the year ended 2008. The significant unrealized mark-to-market gain in the year ended December 31, 2008 was due to the significant decline in the crude oil price at the end of 2008 compared to the end of 2007. The unrealized mark-to-market loss on the crude oil contracts results from the change in fair value of the contracts during the period.

Details of the risk management contracts in place as at December 31, 2009, and the accounting for the Trust’s financial instruments are disclosed in note 14 to the consolidated financial statements as at and for the three months and year ended December 31, 2009.

Operating Expenses

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2009	2008	Change	2009	2008	Change
Operating expenses	$44,701	$47,355	(6%)	$163,250	$172,471	(5%)
Operating expenses per boe	$11.30	$12.15	(7%)	$10.83	$11.62	(7%)

Operating expenses for the fourth quarter of 2009 decreased to $44.7 million from $47.4 million in the corresponding quarter last year. Operating expenses for the current quarter include $0.1 million related to the production of sulphur, which was consistent with the fourth quarter of 2008. Operating expenses were $11.30 per boe for the fourth quarter of 2009 compared to $12.15 per boe for the fourth quarter of 2008. For the fourth quarter of 2009, operating expenses were $12.73 per boe of light oil, NGL and natural gas, and $10.44 per barrel of heavy oil, as compared to $12.94 and $11.59, respectively, for the fourth quarter of 2008. In the case of heavy oil, the reduction in per barrel operating expense resulted from reductions in the cost of energy and services inputs as well as higher production levels.

Baytex Energy Trust
Q4 2009 MD&A

Operating expenses for the year ended December 31, 2009 decreased to $163.3 million from $172.5 million in 2008. Operating expenses were $10.83 per boe for 2009 compared to $11.62 per boe for the prior year. In 2009, operating expenses were $11.70 per boe of light oil, NGL and natural gas and $10.24 per barrel of heavy oil, as compared to $11.73 and $11.55, respectively, in 2008. In the case of heavy oil, the reduction in per barrel operating expense is a result of reductions in the cost of energy and services inputs as well as higher production levels.

Transportation and Blending Expenses

Transportation and blending expenses for the fourth quarter of 2009 was $46.0 million compared to $45.7 million for the fourth quarter of 2008. Transportation and blending expenses for the year ended December 31, 2009 were $159.4 million compared to $218.7 million for 2008.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the fourth quarter of 2009, the blending cost was $33.4 million for the purchase of 4,339 bbl/d of condensate at $83.60 per barrel, as compared to $32.5 million for the purchase of 4,820 bbl/d at $73.34 per barrel for the same period last year. The cost of diluent is effectively recovered in the sale price of a blended product. For the year ended December 31, 2009, the blending cost was $110.8 million for the purchase of 4,240 bbl/d of condensate at $71.58 per barrel, as compared to $176.7 million for the purchase of 4,377 bbl/d at $110.30 per barrel in 2008.

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2009	2008	Change	2009	2008	Change
Transportation expenses (1)	$12,625	$13,197	(4%)	$48,582	$42,010	16%
Transportation expense per boe (1)	$3.19	$3.38	(6%)	$3.22	$2.83	14%

(1) Transportation expenses are before the purchase of blending diluent.

Transportation expenses for the current quarter included $0.1 million related to the transportation of sulphur, compared to $0.4 million in the fourth quarter in 2008. Transportation expenses before blending costs were $3.19 per boe for the fourth quarter of 2009 compared to $3.38 per boe for the same period of 2008. Transportation expenses were $0.73 per boe of light oil, NGL and natural gas and $4.70 per barrel of heavy oil in the fourth quarter of 2009 as compared to $0.73 and $5.24, respectively, for the same period of 2008.

Transportation expenses for 2009 include $1.0 million related to the transportation of sulphur compared to $1.3 million in the year ended in 2008. Transportation expenses before blending costs were $3.22 per boe for 2009 compared to $2.83 per boe in 2008. Transportation expenses were $0.79 per boe of light oil, NGL and natural gas and $4.88 per barrel of heavy oil in 2009, compared to $0.86 and $4.22, respectively, in 2008.

Operating Netback

	Three Months Ended December 31			Years Ended December 31
($ per boe except for % and volume)	2009	2008	Change	2009	2008	Change
Sales volume (boe/d)	42,988	42,380	1%	41,291	40,539	2%
Operating netback ($/boe) (1):
Sales price (2)	$51.71	$42.71	21%	$45.00	$65.66	(32%)
Less:
Royalties	10.21	8.13	26%	8.67	13.99	(38%)
Operating expenses	11.30	12.15	(7%)	10.83	11.62	(7%)
Transportation expenses	3.19	3.38	(6%)	3.22	2.83	14%
Operating netback before hedging	$27.01	$19.05	42%	$22.28	$37.22	(40%)
Financial instruments gain (loss) (3)	3.78	(0.56)	775%	5.36	(4.05)	232%
Operating netback after hedging	$30.79	$18.49	67%	$27.64	$33.17	(17%)

(1) Netback table includes revenues and costs associated with sulphur production.
(2) Sales prices are shown net of blending costs and gains (losses) on physical delivery contracts.
(3) Financial instruments reflect realized derivative gains (losses) only.

Baytex Energy Trust
Q4 2009 MD&A

General and Administrative Expenses

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2009	2008	Change	2009	2008	Change
General and administrative	$12,927	$7,635	69%	$35,006	$29,603	18%
General and administrative per boe	$3.27	$1.96	67%	$2.32	$2.00	16%

General and administrative expenses for the fourth quarter of 2009 increased to $12.9 million from $7.6 million for the same period in the prior year. The increase was driven by a $3.4 million non-recurring tax indemnification payment made on behalf of certain employees who experienced unintended adverse U.S. income tax consequences related to participation in our trust unit rights incentive plan.  Excluding this one-time item, G&A per boe would have been $2.41 per boe for the fourth quarter of 2009 compared to $1.96 per boe in 2008.  Including this one- time item, on a per sales unit basis, G&A expenses were $3.27 per boe in 2009.  During the fourth quarter of 2009 higher consulting and office costs were incurred in Canada and the U.S., partially offset by higher operating overhead recoveries compared to the prior period.

General and administrative expenses for the year ended December 31, 2009 were $35.0 million, compared to $29.6 million for the prior year. The increase is primarily attributable to a $3.4 million non-recurring tax indemnification payment made on behalf of certain employees who experienced unintended adverse U.S. income tax consequences related to participation in our trust unit rights incentive plan. Excluding this one-time item, G&A per boe would have been $2.10 per boe for 2009 compared to $2.00 per boe in 2008.  Including this one-time item, on a per sales unit basis, G&A expenses were $2.32 per boe in 2009.  During 2009, higher consulting and office costs were incurred in Canada and the U.S. due to a full year of expenses associated with the expansion of the Denver office to manage our U.S. operations. This increase was partially offset by higher operating overhead recoveries compared to the prior year.

Unit-based Compensation Expense

Compensation expense related to our trust unit rights incentive plan was $1.6 million for the fourth quarter of 2009 which was consistent with the fourth quarter of 2008. For the year ended December 31, 2009, compensation expense was $6.4 million, a decrease of 18% compared to $7.8 million for the same period in 2008.

Compensation expense associated with our trust unit rights incentive plan is recognized in income over the vesting period of the rights with a corresponding increase in contributed surplus. The exercise of rights is recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the fourth quarter of 2009 decreased by $1.4 million to $6.5 million compared to $7.9 million in the fourth quarter of 2008. The decrease was attributable to a lower effective interest rate on the credit facilities and on long-term debt due to the issuance on August 26, 2009, of $150 million in 9.15% senior unsecured debentures and the retirement on September 25, 2009 of US$179.9 million in 9.625% senior subordinated notes.

Interest expense for the year ended December 31, 2009 was $32.7 million compared to $32.5 million in 2008. Interest on the bank loan decreased by $1.9 million compared to the year ended December 31, 2008. This is offset by the recognition of the remaining $1.6 million of accretion expense on the discounted fair value hedge upon retirement of the senior subordinated notes at September 25, 2009.

Financing Charges

Financing charges for the fourth quarter of 2009 was $0.3 million compared to $nil in the same quarter last year.

Financing charges for the year ended December 31, 2009 increased to $5.5 million compared to $0.5 million in 2008. The majority of the increase consists of transaction costs of $3.6 million for the issuance of $150 million of senior unsecured debentures on August 26, 2009 as well as a commitment fee of $1.8 million to amend and extend the credit facility.

Foreign Exchange

Foreign exchange gain in the fourth quarter of 2009 was $3.4 million compared to a loss of $24.8 million in the fourth quarter of 2008. The gain is comprised of an unrealized foreign exchange gain of $4.3 million and a realized foreign exchange loss of $0.9 million. The loss for the same period in 2008 was comprised of an unrealized foreign exchange loss of $29.0 million and a realized foreign exchange gain of $4.2 million. The current quarter’s unrealized gain was due to the strengthening Canadian dollar. The unrealized loss in the fourth quarter of 2008 was based on the translation of US$ senior subordinated notes at 0.8166 USD/CAD at December 31, 2008 compared to 0.9435 USD/CAD at September 30, 2008.

Baytex Energy Trust
Q4 2009 MD&A

Foreign exchange gain for the year ended December 31, 2009 was $22.8 million compared to a loss of $37.7 million in the prior year. The major component of the realized gain for 2009 is the gain of $23.7 million realized on the retirement of the US$ senior subordinated notes ($nil for 2008) on September 25, 2009. The loss for the year ended December 31, 2008 is based on the translation of the US$ senior subordinated notes at 1.2246 USD/CAD compared to 0.9881 USD/CAD at December 31, 2007.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the fourth quarter of 2009 increased to $67.0 million from $61.3 million for the same quarter in 2008. On a sales-unit basis, the provision for the current quarter was $16.94 per boe compared to $15.71 per boe for the same quarter in 2008.

Depletion, depreciation and accretion increased to $237.2 million for the year ended December 31, 2009 compared to $223.9 million in 2008. On a sales-unit basis, the provision for the current year was $15.74 per boe compared to $15.09 per boe in 2008. The increase is attributable to a higher capital base due to the acquisition of the assets in southwest Saskatchewan on July 30, 2009.

Taxes

Current tax expense of $3.9 million for the fourth quarter of 2009 is comprised of Saskatchewan resource surcharge. Current tax expense for the same period a year ago was $1.7 million and was comprised primarily of Saskatchewan resource surcharge and capital tax. The increase in current tax expense from the fourth quarter of 2009 is due to higher Saskatchewan resource revenues compared to the same period in 2008. Current tax expense of $11.4 million for the year ended December 31, 2009 is $1.2 million higher than the $10.2 million recorded in 2008.

For the fourth quarter of 2009, future tax recovery totaled $4.2 million compared to an expense of $2.2 million for the fourth quarter of 2008. As at December 31, 2009, total future tax liability of $186.6 million (December 31, 2008 - $217.8 million) consisted of a $1.4 million current future tax asset (December 31, 2008 - $nil), $0.4 million long-term future tax asset (December 31, 2008 - $nil), $8.7 million current future tax liability (December 31, 2008 - $25.4 million) and a $179.7 million long-term future tax liability (December 31, 2008 - $192.4 million). The decrease from the prior year is due to lower funds from operations and recognition of non-capital losses previously included in the valuation allowance.

Tax Pools

($ thousands)	December 31, 2009	December 31, 2008
Cumulative Canadian oil and gas property expense	$299,220	$217,260
Cumulative Canadian development expense	189,791	193,319
Cumulative Canadian exploration expense	-	53,047
Undepreciated capital cost	241,071	249,306
Other	19,639	27,741
Total Canadian tax pools	$749,721	$740,673

Taxable depletion	$148,031	$113,520
Tangibles	3,686	2,133
Intangible drilling costs	9,182	1,132
Other	4,178	-
Total U.S. tax pools	$165,077	$116,785

Net Income

Net income for the fourth quarter of 2009 was $28.0 million compared to net income of $52.4 million for the fourth quarter in 2008. Revenues, net of royalties increased $29.4 million or 17% in the fourth quarter of 2009 compared to the three months ended December 31, 2008. This increase is offset by a $78.6 million reduction in gain on financial instruments in the fourth quarter of 2009 compared to the fourth quarter of 2008. The overall $29.5 million decrease in revenues, net of royalties, was offset by reduced operating expenses of $2.7 million, an increase in foreign exchange gain of $28.2 million and a reduction in future tax expense of $6.4 million for the fourth quarter in 2009 compared to the same period in 2008.

Baytex Energy Trust
Q4 2009 MD&A

Net income for the year ended December 31, 2009 was $87.6 million compared to $259.9 million for the same period in 2008. Revenues, net of royalties, decreased $293.1 million or 31% for the year ended December 31, 2009 compared to the same period in 2008. This decrease is attributable to lower commodity prices for the full year 2009, partially offset by a decrease of $9.2 million in operating expenses for the year ended December 31, 2009 compared to the same period in 2008. Other factors that offset the decrease in revenues, net of royalties, included a $59.3 million decrease in transportation and blending expenses, a $60.6 million increase in foreign exchange gain and a $45.8 million increase in the future tax recovery.

Other Comprehensive Loss

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent, as of January 1, 2009. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (0.9555 USD/CAD), while revenues and expenses are translated using the average exchange rate for the three months and year ended December 31, 2009 (0.9467 and 0.8760, USD/CAD respectively). Translation gains and losses are deferred and included in other comprehensive income in unitholders’ capital and are recognized in net income when there has been a reduction in the net investment.

Previously, foreign operations were considered to be integrated and were translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period end exchange rate while other assets and liabilities were translated at the historical rate. Revenues and expenses were translated at the average monthly rate except for depletion, depreciation and accretion, which were translated on the same basis as the assets to which they relate. Translation gains and losses were included in the determination of net income for the period.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. An addition of $3.4 million, a reduction of $9.8 million, a reduction of $9.7 and a reduction of $3.2 million were recognized in the first, second, third and fourth quarters of 2009, respectively, resulting in a balance of $3.9 million in accumulated other comprehensive loss at December 31, 2009.

Funds from Operations, Payout Ratio and Distributions

Funds from operations and payout ratio are non-GAAP terms. Funds from operations represents cash flow from operating activities before changes in non-cash working capital, and other operating items. The Trust’s payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by funds from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Years Ended
($ thousands except for %)	December 31, 2009	September 30, 2009	December 31 2008	December 31 2009	December 31 2008
Cash flow from operating activities	$111,226	$72,355	$98,407	$303,162	$471,237
Change in non-cash working capital	(14,038)	16,226	(38,660)	27,878	(38,857)
Asset retirement expenditures	156	228	725	1,146	1,443
Funds from operations	$97,344	$88,809	$60,472	$332,186	$433,823
Cash distributions declared	$37,286	$32,799	$55,314	$137,601	$197,026
Payout ratio	38%	37%	91%	41%	45%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of oil and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the oil and gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire oil and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Baytex Energy Trust
Q4 2009 MD&A

Cash distributions declared, net of DRIP participation, of $37.3 million for the fourth quarter of 2009 were funded through funds from operations of $97.3 million. For the year ended December 31, 2009, cash distributions of $137.6 million were funded through funds from operations of $332.2 million.

The following tables compare cash distributions to cash flow from operating activities and net income:

	Three Months Ended			Years Ended
($ thousands except for %)	December 31 2009	September 30 2009	December 31 2008	December 31 2009	December 31 2008
Cash flow from operating a ctivities	$111,226	$72,355	$98,407	$303,162	$471,237
Cash distributions declared	37,286	32,799	55,314	137,601	197,026
Excess of cash flow from operating activities over cash distributions declared	$73,940	$39,556	43,093	$165,561	$274,211

Net income	$27,956	$40,657	$52,401	$87,574	$259,894
Cash distributions declared	37,286	32,799	55,314	137,601	197,026
Excess (shortfall) of net income over cash distributions declared	$(9,330)	$7,858	$(2,913)	$(50,027)	$62,868

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices, or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

As at December 31, 2009, Baytex had approximately $198 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital. For the three months ended December 31, 2009, the Trust’s cash distributions declared exceeded net income by $9.3 million, with net income reduced by $83.3 million for non-cash items. For the year ended December 31, 2009, the Trust’s cash distributions declared exceeded net income by $50.0 million, with net income reduced by $215.6 million for non-cash items. Non-cash items such as depletion, depreciation and accretion may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Liquidity and Capital Resources

As a result of the recent economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium, and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business and, where necessary, we have implemented enhanced credit protection with certain of these counterparties.

At December 31, 2009, total net monetary debt was $474.3 million compared to $533.0 million at the end of 2008. Bank borrowings and working capital deficiency at the end of 2009 were $316.5 million compared to total credit facilities of $515.0 million.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities were increased from $485.0 million to $515.0 million in June 2009. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of our assets.

Baytex Energy Trust
Q4 2009 MD&A

The credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy our credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009 and October 5, 2009).

In August 2009, Baytex closed its offering of $150 million principal amount of 9.15% Series A senior unsecured debentures due August 26, 2016. Baytex used the net proceeds from the offering of the debentures of $147 million (after agents’ fees but before deduction of other offering expenses), along with funds drawn on its credit facilities, to fund the redemption price for the following senior subordinated notes of its subsidiary, Baytex Energy Ltd.: 9.625% notes due July 15, 2010 (principal amount US$179.7 million) and 10.5% notes due February 15, 2011 (principal amount US$0.2 million).

Pursuant to various agreements with our lenders, we are restricted from making distributions to unitholders where the distribution would or could have a material adverse effect on the Trust or its subsidiaries' ability to fulfill its obligations under Baytex's credit facilities upon a material borrowing base shortfall or default.

The Trust believes that cash flow generated from operations, together with the existing credit facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should funds from operations be negatively impacted by factors such as reduction in commodity prices.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended December 31		Years Ended December 31
($ thousands)	2009	2008	2009	2008
Land	$3,799	$4,898	$13,514	$9,534
Seismic	264	3,508	2,222	4,947
Drilling and completion	32,896	27,793	113,959	132,296
Equipment	8,512	5,752	26,164	34,720
Other	-	838	1,185	3,181
Total exploration and development	$45,471	$42,789	$157,044	$184,678

Corporate acquisition	$-	$2,116	$-	$180,467
Property acquisitions	37,143	6,124	133,155	84,826
Property dispositions	(60)	(66)	(78)	(194)
Total oil and gas expenditures	$82,554	$50,963	$290,121	$449,777
Corporate assets	4,204	180	7,050	405
Total capital expenditures	$86,758	$51,143	$297,171	$450,182

Unitholders’ Equity

The Trust is authorized to issue an unlimited number of trust units. As at March 5, 2010, the Trust had 110,347,769 trust units issued and outstanding.

At March 5, 2010, the Trust had a principal amount of $7.2 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit. The convertible debentures mature on December 31, 2010, at which time they are due and payable.

Baytex Energy Trust
Q4 2009 MD&A

Contractual Obligations

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of December 31, 2009, and the expected timing of funding of these obligations are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$180,493	$180,493	$-	$-	$-
Distributions payable to unitholders	19,674	19,674	-	-	-
Bank loan (1)	265,088	265,088	-	-	-
Long-term debt (2)	150,000	-	-	-	150,000
Convertible debentures (2)	7,815	7,815	-	-	-
Operating leases	40,014	3,408	7,659	7,499	21,448
Processing and transportation agreements	7,708	4,328	3,251	129	-
Total	$670,792	$480,806	$10,910	$7,628	$171,448

  (1) The bank loan is a 364-day revolving loan with the ability to extend the term.  Unless extended, the bank loan will mature on June 30, 2010.
  (2) Principal amount of instruments.

The Trust also has on-going obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Risk Management

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at December 31, 2009, and the accounting for the Trust’s financial instruments are disclosed in note 14 to the consolidated financial statements as at and for the three months and year ended December 31, 2009.

Quarterly Financial Information
	2009				2008
($ thousands, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Petroleum and natural gas sales	237,981	208,229	192,667	150,943	199,890	363,044	332,336	264,448
Net income (loss)	27,956	40,657	27,451	(8,490)	52,401	137,228	34,417	35,848
Net income (loss) per unit - basic	0.26	0.38	0.26	(0.09)	0.54	1.44	0.39	0.42
Net income (loss) per unit - diluted	0.25	0.37	0.26	(0.09)	0.53	1.39	0.38	0.41

Baytex Energy Trust
Q4 2009 MD&A

Changes in Accounting Policies

Recent Accounting Changes

Effective January 1, 2009, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting standards Section 3064 “Goodwill and Intangible Assets”, which replaced Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises subsequent to their initial measurement. The adoption of this new standard did not have a material impact on the consolidated financial statements of the Trust.

Effective January 1, 2009, the Trust adopted the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the consolidated financial statements of the Trust.

In June 2009, the CICA amended Section 3862 “Financial Instruments – Disclosures” to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The Trust adopted this standard prospectively effective December 31, 2009. The adoption of this amended standard did not have a material impact on the consolidated financial statements of the Trust.

Effective July 1, 2009, the Trust prospectively adopted the CICA amended section 3855, “Financial Instruments – Recognition and Measurement”, in relation to the impairment of financial assets. Amendments to this section have revised the definition of “loans and receivables” and, provided that certain conditions have been met, permits reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category. The amendments also provide one method of assessing impairment for all financial assets regardless of classification. The Trust adopted this standard prospectively effective December 31, 2009. The adoption of this amended standard did not have a material impact on the consolidated financial statements of the Trust.

Future Accounting Changes

In January 2009, the CICA issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board (“AcSB”) issued a third IFRS Omnibus Exposure Draft confirming that IFRS will replace Canadian GAAP for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Baytex for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

Throughout 2009 the Trust has assessed the impact of adopting IFRS and is continuing to implement plans for transition.  The key elements include analyzing accounting policy alternatives, process changes, internal control requirements and information system changes.

Baytex Energy Trust
Q4 2009 MD&A

Management has not yet finalized its accounting policies and as such is unable to quantify the impact on the financial statements of adopting IFRS. In addition, due to anticipated changes to IFRS and International Accounting Standards prior to the Trust’s adoption of IFRS, Management’s plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

First-Time Adoption of IFRS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Baytex.  At this time, the Trust anticipates it will apply the following exemptions:

Property, plant and equipment (“PP&E”) – IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date.

Business combinations – IFRS 1 permits the use the IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Share-based payments – IFRS 1 provides an exemption on IFRS 2, “Share-Based Payments” to equity instruments which vested before the Trust’s transition date to IFRS.

Cumulative translation differences – An option is available to deem cumulative translation differences on all foreign operations as zero at the date of transition.

Key Accounting Policy Differences

The transition from Canadian GAAP to IFRS is significant and may materially affect our reported financial position and results of operations. At this time, Baytex has identified key differences that will impact the financial statements as follows:

Exploration and Evaluation (“E&E”) expenditures – On transition to IFRS Baytex will re-classify all E&E expenditures that are currently included in the PP&E balance on the consolidated balance sheet.  This will consist of the book value of undeveloped land that relates to exploration properties. Baytex will initially capitalize these costs as E&E assets on the balance sheet.  E&E assets will not be depleted and must be assessed for impairment when indicators of impairment exist.

Depletion expense – Under IFRS, costs will be depleted on a unit of production basis at a more granular level than the country level.  The Trust has the option to base the depletion calculation using either total proved or proved plus probable reserves. Baytex has not concluded at this time which method it will use.

Impairment of PP&E assets – Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP. Impairment calculations will be performed at the cash generating unit level using either total proved or proved plus probable reserves.  Impairment losses are reversed under IFRS when there is an increase in the recoverable amount.

Due to the recent withdrawal of the exposure draft on IAS 12 Income Taxes in November 2009 and the issuance of the exposure draft on IAS 37 Provisions, Contingent Liabilities and Contingent Assets in January 2010, Management is still determining the impact of these revised standards on its IFRS transition.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

During 2010, the Trust will continue to assess the impact of the adoption of IFRS on internal controls over financial reporting to ensure all changes in accounting polices include appropriate additional controls and procedures for future IFRS reporting requirements.

In regards to disclosure controls and procedures, Baytex will be assessing stakeholders’ information requirements and ensure that appropriate and timely information is provided once available.

Baytex Energy Trust
Q4 2009 MD&A

Information Technology Systems

As a result of Baytex’s evaluation of our Information Technology systems, modifications have been made to the accounting systems to accommodate the additional requirements under IFRS.   The modifications were not significant, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS financial statements in 2010.  Additional system modifications may be required based on final accounting policy choices.

Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  funding sources for our cash distributions and capital program; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; the timing of funding our financial obligations; and the impact of the adoption of new accounting standards on our financial results.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009 with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.